Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Zentalis Pharmaceuticals, Inc. for the registration of common stock, preferred stock, debt securities, warrants, purchase contracts and units and to the incorporation by reference therein of our reports dated February 27, 2024, with respect to the consolidated financial statements of Zentalis Pharmaceuticals, Inc. and the effectiveness of internal control over financial reporting of Zentalis Pharmaceuticals, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California
February 29, 2024